# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clear Secure, Inc., CIK 0001856314
CUSIP: 18467V109
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 85 10TH AVE., 9TH FLOOR, New York, New York (NY), 10011
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-25-005641
Filed by CIK 0001798849

## Reporting persons
- Durable Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,490,351; shared voting power 0; sole dispositive power 7,490,351; shared dispositive power 0; aggregate amount beneficially owned 7,490,351 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Clear Secure, Inc.
Address of issuer's principal executive offices: 85 10th Avenue, 9th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing: Durable Capital Partners LP
Address of principal business office or, if none, residence: 4747 Bethesda Avenue, Suite 1002, Bethesda, Maryland 20814
Citizenship: The Reporting Person is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 92,266,338 outstanding Class A Common Stock, $0.00001 par value per share (the "Shares") as of May 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025. Durable Capital Master Fund LP directly holds 7,490,351 Shares. The Reporting Person, as the investment adviser to Durable Capital Master Fund LP, has sole power to direct the vote and disposition of the Shares. Durable Capital Partners GP LLC ("Durable GP") is the general partner of the Reporting Person, and Henry Ellenbogen is the chief investment officer of the Reporting Person and the managing member of Durable GP.
Percent of class: 8.1
Sole power to vote or to direct the vote: 7490351
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7490351
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure of relationships among parties under Item 4. The economic benefits of the Shares are shared based on agreements among the parties.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See control and Shares holding disclosure in Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Durable Capital Partners LP: /s/ Julie Jack, Authorized Person (08/14/2025)